

02059175

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

(Mark One)

[X]   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the fiscal year ended March 31, 2002

OR

[ ]   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from _____ to _____

Commission File Number 0-27170

A.   Full title of the plan and the address of the plan, if different from that of the issuer
named below:

Classic Bancshares, Inc. Employees' Savings and Profit Sharing Plan

B.   Name of issuer of the securities help pursuant to the plan and the address of
its principal executive office:

Classic Bancshares, Inc.
344 Seventeenth Street
Ashland, Kentucky 41101

REQUIRED INFORMATION

The financial statements filed as a part of the annual report of the plan include:

1) Income statement for the last fiscal year under the Employee Retirement Income Security Act of 1974 ("ERISA");

2) Balance sheet reflecting beginning and end of plan year balances as filed under ERISA.

Form **5500** Department of the Treasury Internal Revenue Service Department of Labor Pension and Welfare Benefits Administration Pension Benefit Guaranty Corporation	**Annual Return/Report of Employee Benefit Plan** This form is required to be filed under sections 104 and 4065 of the Employee Retirement Income Security Act of 1974 (ERISA) and sections 6039D, 6047(e), 6057(b), and 6058(a) of the Internal Revenue Code (the Code). ▶ Complete all entries in accordance with the instructions to the Form 5500.	Official Use Only OMB Nos. 1210 - 0110 1210 - 0089 **2001** This Form is Open to Public Inspection

Part I — Annual Report Identification Information

For the calendar plan year 2001 or fiscal plan year beginning 04/01/2001, and ending 03/31/2002,

A This return/report is for:
- (1) ☐ a multiemployer plan;
- (2) ☒ a single-employer plan (other than a multiple-employer plan);
- (3) ☐ a multiple-employer plan; or
- (4) ☐ a DFE (specify) _____

B This return/report is:
- (1) ☐ the first return/report filed for the plan;
- (2) ☐ an amended return/report;
- (3) ☐ the final return/report filed for the plan;
- (4) ☐ a short plan year return/report (less than 12 months).

C If the plan is a collectively-bargained plan, check here . . . . ▶ ☐

D If filing under an extension of time or the DFVC program, check box and attach required information (see instructions) . . . . ▶ ☐

Part II — Basic Plan Information — enter all requested information.

1a Name of plan
CLASSIC BANCSHARES, INC. EMPLOYEES SAVINGS &
PROFIT SHARING PLAN

1b Three-digit plan number (PN) ▶ 003

1c Effective date of plan (mo., day, yr.)
01/01/1998

2a Plan sponsor's name and address (employer, if for a single-employer plan)
(Address should include room or suite no.)
CLASSIC BANCSHARES, INC.

P. O BOX 1527
344 17TH STREET

ASHLAND   KY 41105

2b Employer Identification Number (EIN)
61-1289391

2c Sponsor's telephone number
606-325-4789

2d Business code (see instructions)
522120

Caution: A penalty for the late or incomplete filing of this return/report will be assessed unless reasonable cause is established.

Under penalties of perjury and other penalties set forth in the instructions, I declare that I have examined this return/report, including accompanying schedules, statements and attachments, as well as the electronic version of this return/report if it is being filed electronically, and to the best of my knowledge and belief, it is true, correct and complete.

Signature of plan administrator	Date	Typed or printed name of individual signing as plan administrator
Lisah M. Frazier	9/26/02	Lisah M. Frazier
Signature of employer/plan sponsor/DFE	Date	Typed or printed name of individual signing as employer, plan sponsor or DFE as applicable
Kim Cochran	9/26/02	Kim Cochran

For Paperwork Reduction Act Notice and OMB Control Numbers, see the instructions for Form 5500.   v4.1   Form **5500** (2001)





Official Use Only

3a	Plan administrator's name and address (If same as plan sponsor, enter "Same")	3b	Administrator's EIN

3a Plan administrator's name and address (If same as plan sponsor, enter "Same")

ADMIN. COMMITTEE FOR CLASSIC
BANCSHARES, INC. EMPLOYEES SAVINGS

PROFIT SHARING PLAN

344 17TH STREET, ASHLA   KY   41105

3b Administrator's EIN
61-1289391

3c Administrator's telephone number
606-325-4789

4 If the name and/or EIN of the plan sponsor has changed since the last return/report filed for this plan, enter the name, EIN and the plan number from the last return/report below:

a Sponsor's name

b EIN

c PN

5 Preparer information (optional)   **a** Name (including firm name, if applicable) and address

b EIN

c Telephone number

6	Total number of participants at the beginning of the plan year	6	74
7	Number of participants as of the end of the plan year (welfare plans complete only lines **7a, 7b, 7c, and 7d**)		
a	Active participants	7a	59
b	Retired or separated participants receiving benefits	7b	0
c	Other retired or separated participants entitled to future benefits	7c	9
d	Subtotal. Add lines **7a, 7b,** and **7c**	7d	68
e	Deceased participants whose beneficiaries are receiving or are entitled to receive benefits	7e	0
f	Total. Add lines **7d** and **7e**	7f	68
g	Number of participants with account balances as of the end of the plan year (only defined contribution plans complete this item)	7g	66
h	Number of participants that terminated employment during the plan year with accrued benefits that were less than 100% vested	7h	0
i	If any participant(s) separated from service with a deferred vested benefit, enter the number of separated participants required to be reported on a Schedule SSA (Form 5500)	7i	1

8 Benefits provided under the plan (complete **8a** through **8c**, as applicable)

a [X] Pension benefits (check this box if the plan provides pension benefits and enter the applicable pension feature codes from the List of Plan Characteristics Codes printed in the instructions): [2E] [2G] [2J] [2K] [3E] [3H] [ ] [ ] [ ] [ ]

b [ ] Welfare benefits (check this box if the plan provides welfare benefits and enter the applicable welfare feature codes from the List of Plan Characteristics Codes printed in the instructions): [ ] [ ] [ ] [ ] [ ] [ ] [ ] [ ] [ ] [ ]

c [ ] Fringe benefits (check this box if the plan provides fringe benefits)

9a Plan funding arrangement (check all that apply)	**9b** Plan benefit arrangement (check all that apply)
(1) [ ] Insurance	**(1)** [ ] Insurance
(2) [ ] Code section 412(i) insurance contracts	**(2)** [ ] Code section 412(i) insurance contracts
(3) [X] Trust	**(3)** [X] Trust
(4) [ ] General assets of the sponsor	**(4)** [ ] General assets of the sponsor





10   Schedules attached (Check all applicable boxes and, where indicated, enter the number attached. See instructions.)

a   Pension Benefit Schedules

(1) [X]   **R**   (Retirement Plan Information)

(2) [X]   __1__   **T**   (Qualified Pension Plan Coverage Information)

   If a Schedule T is not attached because the plan
   is relying on coverage testing information for a
   prior year, enter the year   . . . . ▶ _____

(3) [ ]   **B**   (Actuarial Information)

(4) [ ]   **E**   (ESOP Annual Information)

(5) [X]   **SSA**   (Separated Vested Participant Information)

b   Financial Schedules

(1) [ ]   **H**   (Financial Information)

(2) [X]   **I**   (Financial Information -- Small Plan)

(3) [ ] ____ **A**   (Insurance Information)

(4) [ ]   **C**   (Service Provider Information)

(5) [X]   **D**   (DFE/Participating Plan Information)

(6) [ ]   **G**   (Financial Transaction Schedules)

(7) [X] __1__ **P**   (Trust Fiduciary Information)

c   Fringe Benefit Schedule

[ ]   **F**   (Fringe Benefit Plan Annual Information)





**SCHEDULE D
(Form 5500)**

Department of the Treasury
Internal Revenue Service

Department of Labor
Pension and Welfare Benefits Administration

DFE/Participating Plan Information

This schedule is required to be filed under section 104 of the Employee
Retirement Income Security Act of 1974 (ERISA).

▶ **File as an attachment to Form 5500.**

For calendar plan year 2001 or fiscal plan year beginning   04/01/2001 ,   and ending   03/31/2002,

A   Name of plan or DFE
CLASSIC BANCSHARES, INC. EMPLOYEES SAVINGS & PROFIT SHARING

B   Three-digit
plan number ▶   003

C   Plan or DFE sponsor's name as shown on line 2a of Form 5500
CLASSIC BANCSHARES, INC.

D   Employer Identification Number
61-1289391

Part I   **Information on interests in MTIAs, CCTs, PSAs, and 103-12 IEs (to be completed by plans and DFEs)**

(a)   Name of MTIA, CCT, PSA, or 103-12IE   EQUITY INDEX FUND F

(b)   Name of sponsor of entity listed in   **(a)** BARCLAYS GLOBAL INVESTORS, NA

(c)   EIN-PN 94-3262720-000   **(d)** Entity code C   **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions)   151719

(a)   Name of MTIA, CCT, PSA, or 103-12IE   STABLE VALUE FUND

(b)   Name of sponsor of entity listed in   **(a)** BARCLAYS GLOBAL INVESTORS, NA

(c)   EIN-PN 94-3272739-000   **(d)** Entity code C   **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions)   12267

(a)   Name of MTIA, CCT, PSA, or 103-12IE   MIDCAPITALIZATION EQUITY INDEX FUND

(b)   Name of sponsor of entity listed in   **(a)** BARCLAYS GLOBAL INVESTORS, NA

(c)   EIN-PN 94-3272818-000   **(d)** Entity code C   **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions)   69573

(a)   Name of MTIA, CCT, PSA, or 103-12IE   MONEY MARKET FUND

(b)   Name of sponsor of entity listed in   **(a)** BARCLAYS GLOBAL INVESTORS, NA

(c)   EIN-PN 94-6450621-000   **(d)** Entity code C   **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions)   12522





(a) Name of MTIA, CCT, PSA, or 103-12IE EQUITY VALUE FUND F

(b) Name of sponsor of entity listed in **(a)** BARCLAYS GLOBAL INVESTORS, NA

(c) EIN-PN 94-3315910-000 **(d)** Entity code C **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) 8657

(a) Name of MTIA, CCT, PSA, or 103-12IE RUSSELL 2000 INDEX FUND F

(b) Name of sponsor of entity listed in **(a)** BARCLAYS GLOBAL INVESTORS, NA

(c) EIN-PN 94-3318704-000 **(d)** Entity code C **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) 1438

(a) Name of MTIA, CCT, PSA, or 103-12IE 20+ TREASURY BOND F

(b) Name of sponsor of entity listed in **(a)** BARCLAYS GLOBAL INVESTORS, NA

(c) EIN-PN 94-3272815-000 **(d)** Entity code C **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) 12825

(a) Name of MTIA, CCT, PSA, or 103-12IE EAFE LITE FUND

(b) Name of sponsor of entity listed in **(a)** BARCLAYS GLOBAL INVESTORS, NA

(c) EIN-PN 94-3272738-000 **(d)** Entity code C **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) 1050

(a) Name of MTIA, CCT, PSA, or 103-12IE STRATEGIC ASSET ALLOCATION GROWTH A

(b) Name of sponsor of entity listed in **(a)** BARCLAYS GLOBAL INVESTORS, NA

(c) EIN-PN 94-3272737-000 **(d)** Entity code C **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) 16695

(a) Name of MTIA, CCT, PSA, or 103-12IE EQUITY GROWTH FUND F

(b) Name of sponsor of entity listed in **(a)** BARCLAYS GLOBAL INVESTORS, NA

(c) EIN-PN 94-3315908-000 **(d)** Entity code C **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) 7741





(a) Name of MTIA, CCT, PSA, or 103-12IE   STRATEGIC ASSET ALLOCATON INCOME F

(b) Name of sponsor of entity listed in **(a)**   BARCLAYS GLOBAL INVESTORS, NA

(c) EIN-PN 94-3272736-000 **(d)** Entity code C **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions)   163

(a) Name of MTIA, CCT, PSA, or 103-12IE   STRATEGIC ASSET ALLOCATION GROWTH A

(b) Name of sponsor of entity listed in **(a)**   BARCLAYS GLOBAL INVESTORS, NA

(c) EIN-PN 94-3272735-000 **(d)** Entity code C **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions)   1438

(a) Name of MTIA, CCT, PSA, or 103-12IE _____

(b) Name of sponsor of entity listed in **(a)** _____

(c) EIN-PN _____ **(d)** Entity code ____ **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) _____

(a) Name of MTIA, CCT, PSA, or 103-12IE _____

(b) Name of sponsor of entity listed in **(a)** _____

(c) EIN-PN _____ **(d)** Entity code ____ **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) _____

(a) Name of MTIA, CCT, PSA, or 103-12IE _____

(b) Name of sponsor of entity listed in **(a)** _____

(c) EIN-PN _____ **(d)** Entity code ____ **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) _____

(a) Name of MTIA, CCT, PSA, or 103-12IE _____

(b) Name of sponsor of entity listed in **(a)** _____

(c) EIN-PN _____ **(d)** Entity code ____ **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) _____





| **Part II** | **Information on Participating Plans (to be completed by DFEs)** |

(a) Plan name _____

(b) Name of plan sponsor _____ **(c)** EIN-PN _____

(a) Plan name _____

(b) Name of plan sponsor _____ **(c)** EIN-PN _____

(a) Plan name _____

(b) Name of plan sponsor _____ **(c)** EIN-PN _____

(a) Plan name _____

(b) Name of plan sponsor _____ **(c)** EIN-PN _____

(a) Plan name _____

(b) Name of plan sponsor _____ **(c)** EIN-PN _____

(a) Plan name _____

(b) Name of plan sponsor _____ **(c)** EIN-PN _____

(a) Plan name _____

(b) Name of plan sponsor _____ **(c)** EIN-PN _____

(a) Plan name _____

(b) Name of plan sponsor _____ **(c)** EIN-PN _____




SCHEDULE I
(Form 5500)
Department of the Treasury
Internal Revenue Service

Department of Labor
Pension and Welfare Benefits
Administration

Pension Benefit Guaranty Corporation

Financial Information -- Small Plan

This schedule is required to be filed under Section 104 of the Employee Retirement Income Security Act of 1974 (ERISA) and section 6058(a) of the Internal Revenue Code (the Code).

▶ **File as an attachment to Form 5500.**

Official Use Only

OMB No. 1210-0110

2001

**This Form is Open
to Public Inspection.**

For calendar year 2001 or fiscal plan year beginning 04/01/2001 , and ending 03/31/2002 ,

A Name of plan CLASSIC BANCSHARES, INC. EMPLOYEES SAVINGS & PROFIT SHARING	**B** Three-digit plan number ▶	003
C Plan sponsor's name as shown on line 2a of Form 5500 CLASSIC BANCSHARES, INC.	**D** Employer Identification Number 61-1289391	

Complete Schedule I if the plan covered fewer than 100 participants as of the beginning of the plan year. You may also complete Schedule I if you are filing as a small plan under the 80-120 participant rule (see instructions). Complete Schedule H if reporting as a large plan or DFE.

Part I Small Plan Financial Information

Report below the current value of assets and liabilities, income, expenses, transfers and changes in net assets during the plan year. Combine the value of plan assets held in more than one trust. Do not enter the value of the portion of an insurance contract that guarantees during this plan year to pay a specific dollar benefit at a future date. Include all income and expenses of the plan including any trust(s) or separately maintained fund(s) and any payments/receipts to/from insurance carriers. **Round off amounts to the nearest dollar.**

1	**Plan Assets and Liabilities:**		(a) Beginning of Year	(b) End of Year
a	Total plan assets	1a	759649	1,111,360
b	Total plan liabilities	1b		
c	Net plan assets (subtract line 1b from line 1a)	1c	759649	1,111,360
2	**Income, Expenses, and Transfers for this Plan Year:**		(a) Amount	(b) Total
a	Contributions received or receivable			
	(1) Employers	2a(1)	50709	
	(2) Participants	2a(2)	113305	
	(3) Others (including rollovers)	2a(3)		
b	Noncash contributions	2b		
c	Other income	2c	233732	
d	Total income (add lines 2a(1), 2a(2), 2a(3), 2b, and 2c)	2d		397746
e	Benefits paid (including direct rollovers)	2e	41790	
f	Corrective distributions (see instructions)	2f		
g	Certain deemed distributions of participant loans (see instructions)	2g		
h	Other expenses	2h	4245	
i	Total expenses (add lines 2e, 2f, 2g, and 2h)	2i		46035
j	Net income (loss) (subtract line 2i from line 2d)	2j		351711
k	Transfers to (from) the plan (see instructions)	2k		

3 **Specific Assets:** If the plan held assets at anytime during the plan year in any of the following categories, check "Yes" and enter the current value of any assets remaining in the plan as of the end of the plan year. Allocate the value of the plan's interest in a commingled trust containing the assets of more than one plan on a line-by-line basis unless the trust meets one of the specific exceptions described in the instructions.

			Yes	No	Amount
a	Partnership/joint venture interests	3a		X	
b	Employer real property	3b		X	

For Paperwork Reduction Act Notice and OMB Control Numbers, see the instructions for Form 5500. v4.1 Schedule I (Form 5500) 2001



Official Use Only

		Yes	No	Amount
3c	Real estate (other than employer real property)	3c		X	
d	Employer securities	3d		X	
e	Participant loans	3e		X	
f	Loans (other than to participants)	3f		X	
g	Tangible personal property	3g		X	

Part II   Transactions During Plan Year

4   During the plan year:

		Yes	No	Amount
a	Did the employer fail to transmit to the plan any participant contributions within the maximum time period described in 29 CFR 2510.3-102? (See instructions)	4a		X	
b	Were any loans by the plan or fixed income obligations due the plan in default as of the close of the plan year or classified during the year as uncollectible? Disregard participant loans secured by the participants' account balance	4b		X	
c	Were any leases to which the plan was a party in default or classified during the year as uncollectible?	4c		X	
d	Did the plan engage in any nonexempt transaction with any party-in-interest?	4d		X	
e	Was the plan covered by a fidelity bond?	4e	X		1,050,000
f	Did the plan have a loss, whether or not reimbursed by the plan's fidelity bond, that was caused by fraud or dishonesty?	4f		X	
g	Did the plan hold any assets whose current value was neither readily determinable on an established market nor set by an independent third party appraiser?	4g		X	
h	Did the plan receive any noncash contributions whose value was neither readily determinable on an established market nor set by an independent third party appraiser?	4h		X	
i	Did the plan at any time hold 20% or more of its assets in any single security, debt, mortgage, parcel of real estate, or partnership/joint venture interest?	4i	X		790355
j	Were all the plan assets either distributed to participants or beneficiaries, transferred to another plan, or brought under the control of the PBGC?	4j		X	
k	Are you claiming a waiver of the annual examination and report of an independent qualified public accountant (IQPA) under 29 CFR 2520.104-46? If no, attach the IQPA's report. (See instructions for conditions to be eligible for waiver.)	4k	X		

5a   Has a resolution to terminate the plan been adopted during the plan year or any prior plan year? If yes, enter the amount of any plan assets that reverted to the employer this year   ☐ Yes   ☒ No   **Amount** _____

5b   If during this plan year, any assets or liabilities were transferred from this plan to another plan(s), identify the plan(s) to which assets or liabilities were transferred. (See instructions.)

5b(1) Name of plan(s)	**5b(2)** EIN(s)	**5b(3)** PN(s)



| SCHEDULE P
(FORM 5500)

Department of the Treasury
Internal Revenue Service | **Annual Return of Fiduciary**
of Employee Benefit Trust
This schedule may be filed to satisfy the requirements under section 6033(a) for an annual information return from every section 401(a) organization exempt from tax under section 501(a).
Filing this form will start the running of the statute of limitations under section 6501(a) for any trust described in section 401(a) that is exempt from tax under section 501(a).
► **File as an attachment to Form 5500 or 5500-EZ.** | Official Use Only
OMB No. 1210-0110

2001

This Form is Open to Public Inspection. |

For trust calendar year 2001 or fiscal year beginning   04/01/2001   and ending   03/31/2002

1a Name of trustee or custodian

THE BANK OF NEW YORK

b Number, street, and room or suite no. (If a P.O. box, see the instructions for Form 5500 or 5500-EZ.)

1 WALL STREET

c City or town, state, and ZIP code

NEW YORK   NY   10286

2a Name of trust
CLASSIC BANCSHARES, INC. EMPLOYEES SAVINGS & PROFIT SHARING PLAN

b Trust's employer identification number   61-1289391

3 Name of plan if different from name of trust

4 Have you furnished the participating employee benefit plan(s) with the trust financial information required to be reported by the plan(s)? .... ☒ Yes   ☐ No

5 Enter the plan sponsor's employer identification number as shown on Form 5500 or 5500-EZ .... ►   61-1289391

Under penalties of perjury, I declare that I have examined this schedule, and to the best of my knowledge and belief it is true, correct, and complete.

Signature of fiduciary ►   **Date** ► 09-24-02



For the Paperwork Reduction Notice and OMB Control Numbers, see the instructions for Form 5500 or 5500-EZ.   v4.1   Schedule P (Form 5500) 2001



SCHEDULE R
(Form 5500)

Department of the Treasury
Internal Revenue Service

Department of Labor
Pension and Welfare Benefits
Administration

Pension Benefit Guaranty Corporation

Retirement Plan Information

This schedule is required to be filed under sections 104 and 4065 of the Employee Retirement Security Act of 1974 (ERISA) and section 6058(a) of the Internal Revenue Code (the Code).

► **File as an Attachment to Form 5500.**

Official Use Only

OMB No. 1210-0110

2001

This Form is Open to
Public Inspection.

For calendar year 2001 or fiscal plan year beginning   04/01/2001   , and ending   03/31/2002   ,

A Name of plan	**B** Three-digit	
CLASSIC BANCSHARES, INC. EMPLOYEES SAVINGS & PROFIT SHARING	plan number ►	003

C Plan sponsor's name as shown on line 2a of Form 5500	**D** Employer Identification Number
CLASSIC BANCSHARES, INC.	61-1289391

Part I   Distributions

All references to distributions relate only to payments of benefits during the plan year.

1 Total value of distributions paid in property other than in cash or the forms of property specified

   in the instructions   . . . .   **1** | $

2 Enter the EIN(s) of payor(s) who paid benefits on behalf of the plan to participants or beneficiaries

   during the year (if more than two, enter EINs of the two payors who paid the greatest dollar amounts

   of benefits).   13-3745616

Profit-sharing plans, ESOPs, and stock bonus plans, skip line 3.

3 Number of participants (living or deceased) whose benefits were distributed in a single sum, during

   the plan year **3**

Part II   Funding Information (If the plan is not subject to the minimum funding requirements of section 412 of the Internal Revenue Code or ERISA section 302, skip this Part)

4 Is the plan administrator making an election under Code section 412(c)(8) or ERISA section 302(c)(8)?   . . . .   ☐ Yes   ☐ No   ☐ N/A

   If the plan is a defined benefit plan, go to line 7.

5 If a waiver of the minimum funding standard for a prior year is being amortized in this

   plan year, see instructions, and enter the date of the ruling letter granting the waiver   . . . .   ►   Month_____ Day_____ Year_____

   If you completed line 5, complete lines 3, 9, and 10 of Schedule B and do not complete the remainder of this schedule.

6a Enter the minimum required contribution for this plan year   . . . .   **6a** | $

b Enter the amount contributed by the employer to the plan for this plan year   . . . .   **6b** | $

c Subtract the amount in line 6b from the amount in line 6a. Enter the result (enter a minus sign to the left

   of a negative amount)   . . . .   **6c** | $

   If you completed line 6c, do not complete the remainder of this schedule.

7 If a change in actuarial cost method was made for this plan year pursuant to a revenue procedure providing automatic

   approval for the change or a class ruling letter, does the plan sponsor or plan administrator agree with the change? . . . .   ☐ Yes   ☐ No   ☐ N/A

   Do not complete line 8, if the plan is a multiemployer plan or a plan with 100 or fewer participants during the prior plan year (see inst.).

8 Is the employer electing to compute minimum funding for this plan year using the transitional rule

   provided in Code section 412(l)(11) and ERISA section 302(d)(11)? . . . .   ☐ Yes   ☐ No   ☐ N/A

Part III   Amendments

9 If this is a defined benefit pension plan, were any amendments adopted during this plan year that

   increased the value of benefits? (see instructions)   . . . .   ☐ Yes   ☐ No

For Paperwork Reduction Act Notice and OMB Control Numbers, see the instructions for Form 5500.   v4.1   Schedule R (Form 5500) 2001

SCHEDULE SSA (Form 5500)	Annual Registration Statement Identifying Separated Participants With Deferred Vested Benefits	Official Use Only

SCHEDULE SSA (Form 5500)

Annual Registration Statement Identifying Separated Participants With Deferred Vested Benefits

Under Section 6057(a) of the Internal Revenue Code

▶ File as an attachment to Form 5500 unless box 1b is checked.

Department of the Treasury
Internal Revenue Service

For calendar year 2001 or fiscal plan year beginning   04/01/2001   , and ending   03/31/2002

A Name of plan
CLASSIC BANCSHARES, INC. EMPLOYEES SAVINGS & PROFIT SHARING

B Three-digit plan number ▶   003

C Plan sponsor's name as shown on line 2a of Form 5500
CLASSIC BANCSHARES, INC.

D Employer Identification Number
61-1289391

1a ☐ Check here if additional participants are shown on attachments. All attachments must include the sponsor's name, EIN, name of plan, plan number, and column identification letter for each column completed for line 4.

1b ☐ Check here if plan is a government, church or other plan that elects to voluntarily file Schedule SSA. If so, complete lines 2 through 3c, and the signature area. Otherwise, complete the signature area only.

2 Plan sponsor's address (number, street, and room or suite no.) (If a P.O. box, see the instructions for line 2.)

City or town, state, and ZIP code

3a Name of plan administrator (if other than sponsor)

3b Administrator's EIN

3c Number, street, and room or suite no. (If a P.O. box, see the instructions for line 2.)

City or town, state, and ZIP code

Under penalties of perjury, I declare that I have examined this report, and to the best of my knowledge and belief, it is true, correct, and complete.

Signature of plan administrator ▶

Phone number of plan administrator ▶   606-325-4789   Date ▶ 9/26/02

For Paperwork Reduction Act Notice and OMB Control Numbers, see the instructions for Form 5500   v4.1   Schedule SSA (Form 5500) 2001



Official Use Only

4 Enter one of the following Entry Codes in column (a) for each separated participant with deferred vested benefits that:

Code A -- has not previously been reported.

Code B -- has previously been reported under the above plan number but requires revisions to the information previously reported.

Code C -- has previously been reported under another plan number but will be receiving their benefits from the plan listed above instead.

Code D -- has previously been reported under the above plan number but is no longer entitled to those deferred vested benefits.

(a) Entry Code	(b) Social Security Number	(c) Name of Participant (First)	(M.I.)	(Last)	(d) Type of annuity	(e) Payment frequency	(f) Defined benefit plan -- periodic payment
		Use with entry code "A", "B", "C", or "D"			**Enter code for nature and form of benefit**		**Amount of vested benefit**
A	181585435	MELISSA	S	WILHERE	A	A	

(a) Entry Code	(g) Units or shares	Share indicator	(h) Total value of account	(i) Previous sponsor's employer identification number	(j) Previous plan number
	Use with entry code "A" or "B" — Amount of vested benefit / Defined contribution plan			**Use with entry code "C"**	
	0.17990		1.95		





SCHEDULE T (Form 5500)	Qualified Pension Plan Coverage Information	
	This form is required to be filed under section 6058(a) of the Internal Revenue Code (the Code).	OMB No. 1210-0110 **2001**
Department of the Treasury Internal Revenue Service	► **File as an attachment to Form 5500.**	**This Form is Open to Public Inspection.**

For calendar year 2001 or fiscal plan year beginning   04/01/2001   and ending 03/31/2002

A Name of plan CLASSIC BANCSHARES, INC. EMPLOYEES SAVINGS & PROFIT SHARING	**B** Three-digit plan number ► 003
C Plan sponsor's name as shown on line 2a of Form 5500 CLASSIC BANCSHARES, INC.	**D** Employer Identification Number 61-1289391

Note: If the plan is maintained by:

● More than one employer and benefits employees who are not collectively-bargained employees, a separate Schedule T may be required for each employer (see the instruction for line 1).

● An employer that operates qualified separate lines of business (QSLOBs) under Code section 414(r), a separate Schedule T may be required for each QSLOB (see the instruction for line 2).

1 If this schedule is being filed to provide coverage information regarding the noncollectively bargained employees of an employer participating in a plan maintained by more than one employer, enter the name and EIN of the participating employer:

1a Name of participating employer	**1b** Employer identification number

2 If the employer maintaining the plan operates QSLOBs, enter the following information:

a The number of QSLOBs that the employer operates is _____ .

b The number of such QSLOBs that have employees benefiting under this plan is _____ .

c Does the employer apply the minimum coverage requirements to this plan on an employer-wide rather than a QSLOB basis?   ... ☐ Yes ☐ No

d If the entry on line 2b is two or more and line 2c is "No," identify the QSLOB to which the coverage information given on line 3 or 4 relates.
►

3 Exceptions -- Check the box before each statement that describes the plan or the employer. Also see instructions.
If you check any box, do not complete the rest of this Schedule.

a ☐ The employer employs only highly compensated employees (HCEs).

b ☐ No HCEs benefited under the plan at anytime during the plan year.

c ☐ The plan benefits only collectively-bargained employees.

d ☒ The plan benefits all nonexcludable nonhighly compensated employees of the employer (as defined in Code sections 414(b), (c), and (m)), including leased employees and self-employed individuals.

e ☐ The plan is treated as satisfying the minimum coverage requirements under Code section 410(b)(6)(C).

For Paperwork Reduction Act Notice and OMB Control Numbers, see the instructions for Form 5500.   v4.1   Schedule T (Form 5500) 2001




Official Use Only

4   Enter the date the plan year began for which coverage data is being submitted.   Month _____   Day _____   Year _____

a   Did any leased employees perform services for the employer at any time during the plan year? .... ☐ **Yes**   ☐ **No**

b   In testing whether the plan satisfies the coverage and nondiscrimination tests of Code sections 410(b) and 401(a)(4),

does the employer aggregate plans?... ☐ **Yes**   ☐ **No**

c   Complete the following:

    (1)   Total number of employees of the employer (as defined in Code section 414(b), (c), and (m)), including

        leased employees and self-employed individuals   ....   **c(1)** _____

    (2)   Number of excludable employees as defined in IRS regulations (see instructions)......................   **c(2)** _____

    (3)   Number of nonexcludable employees. (Subtract line 4c(2) from line 4c(1))   ....   **c(3)** _____

    (4)   Number of nonexcludable employees (line 4c(3)) who are HCEs   ....   **c(4)** _____

    (5)   Number of nonexcludable employees (line 4c(3)) who benefit under the plan   ....   **c(5)** _____

    (6)   Number of benefiting nonexcludable employees (line 4c(5)) who are HCEs   ....   **c(6)** _____

d   Enter the plan's ratio percentage and, if applicable, identify the disaggregated part of the plan to which the

information on lines 4c and 4d pertains (see instructions)   ▶ _____   **d** _____ %

e   Identify any disaggregated part of the plan and enter the ratio percentage or exception (see instructions).

Disaggregated part:	Ratio Percentage:	Exception:
(1) _____	_____	_____
(2) _____	_____	_____
(3) _____	_____	_____

f   This plan satisfies the coverage requirements on the basis of (check one):   **(1)** ☐ the ratio percentage test   **(2)** ☐ average benefit test



SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE CLASSIC BANCSHARES, INC.
EMPLOYEES SAVINGS AND PROFIT
SHARING PLAN

Date: September 26, 2002

Lisah M. Frazier
Member, Administrative Committee